FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of           January           , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2006
Notice Regarding Partial Amendment to Articles of Incorporation
Canon Inc. to Delist Shares from the Frankfurt Stock Exchange

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date January 29, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.	Results For The Fourth Quarter And The Fiscal Year Ended December 31, 2006

2.	Notice Regarding Partial Amendment to Articles of Incorporation

3.	Canon Inc. to Delist Shares from the Frankfurt Stock Exchange

January 29, 2007
RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2006
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended			Year ended	Year ending
	December 31, 2006	December 31, 2005	Change(%)		December 31, 2006	December 31, 2007	Change(%)
Net sales	¥4,156,759	¥3,754,191	+	10.7	$34,930,748	¥4,450,000	+	7.1
Operating profit	707,033	583,043	+	21.3	5,941,454	765,000	+	8.2
Income before income taxes and minority interests	719,143	612,004	+	17.5	6,043,218	775,000	+	7.8
Net income	¥455,325	¥384,096	+	18.5	$3,826,261	¥495,000	+	8.7

Net income per share:
- Basic	¥341.95	¥288.63	+	18.5	$2.87	¥371.72	+	8.7
- Diluted	341.84	288.36	+	18.5	2.87	—		—

	Actual
	As of	As of			As of
	December 31, 2006	December 31, 2005	Change(%)		December 31, 2006
Total assets	¥4,521,915	¥4,043,553	+	11.8	$37,999,286

Stockholders’ equity	¥2,986,606	¥2,604,682	+	14.7	$25,097,529

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY119= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 29, 2006, solely for the convenience of the reader.

	3.	Canon has made a three-for-two stock split on July 1, 2006.

	4.	The per share information has been calculated based on the number of outstanding shares following the implementation of the stock split.

NON-CONSOLIDATED RESULTS	(Millions of yen, thousand of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended			Year ended	Year ending
	December 31, 2006	December 31, 2005	Change(%)		December 31, 2006	December 31, 2007	Change(%)
Net sales	¥2,729,657	¥2,481,481	+	10.0	$22,938,294	¥2,930,000	+	7.3
Operating profit	511,157	416,517	+	22.7	4,295,437	551,000	+	7.8
Ordinary profit	523,996	440,711	+	18.9	4,403,328	565,000	+	7.8
Net income	¥337,520	¥289,294	+	16.7	$2,836,303	¥370,000	+	9.6

Net income per share:
- Basic	¥253.48	¥325.83		—	$2.13	¥277.85	+	9.6
- Diluted	253.39	325.52		—	2.13	—		—
Dividend per share	100.00	100.00		—	0.84	100.00		—

	Actual
	As of	As of			As of
	December 31, 2006	December 31, 2005	Change(%)		December 31, 2006
Total assets	¥2,938,072	¥2,652,847	+	10.8	$24,689,681

Net assets	¥2,109,283	¥1,875,433	+	12.5	$17,725,067

Notes:	1.	U.S. dollar amounts are translated from yen at the rate of JPY119= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 29, 2006, solely for the convenience of the reader.

	2.	The per share information for fiscal 2006 and projection for fiscal 2007 has been calculated based on the number of outstanding shares following the implementation of the stock split. The per share information for fiscal 2005 is stated in pre-stock split basis.

	3.	The dividend per share for fiscal 2006 and fiscal 2005 calculated on the basis that the stock split was made at the beginning of fiscal 2005, are JPY83.33 and JPY66.67, respectively.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Management Policy
Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
Management goals
     Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996 and Phase II in 2001—with the aim of becoming a truly excellent global corporation. Through these two five-year management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value, Canon has started to pursue “Sound Growth” by making use of the solid management foundation achieved through the two five-year plans and further expanding its corporate scale while maintaining a high level of profitability. In particular, the company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses, and firmly establishing three display technologies as businesses

2)	Establishing new production systems to sustain international competitiveness

3)	Expanding business operations through diversification and establishing a Three Regional Headquarters System

4)	Identifying new business domains and accumulating required technologies

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
Mid- to long-term management strategies
     In order to realize the above objectives, we are implementing the following mid- to long-term management strategies:
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses
     In order to realize our objective of obtaining the No. 1 market share position for all of our core products, Canon is focusing on thoroughly enhancing each business’s product development capabilities and product price competitiveness. Furthermore, in order to realize our objective of becoming No. 1 in each of our businesses, we are carrying out the following measures.
     As for copying machines and laser beam printers, in line with growing demand for color output in the office, we are applying Canon proprietary technology to actively launch competitive new products that are differentiated by their performance capabilities. In 2006, we launched six new color office-copying machines and are now prepared to expand our market share. Furthermore, we are taking advantage of changes in the office network environment due to the spread of broadband networks and aim to get a jump on the competition with the development of a new-concept multifunction device that maximizes the functionality of each device connected to a network. Also, to satisfy the various needs of our customers, we are actively promoting expansion of our solutions business through the use of our platform architecture, which makes possible expanded functionality, and by supplying software and services, while entering the so call POD (Print on Demand) or light production segment. Furthermore, going forward, we aim to launch products with improved price competitiveness in emerging markets, which are expected to grow significantly, capitalizing on underlying demand to raise our market share.
     With regard to inkjet printers, we are aiming to expand our market share by utilizing Canon-developed high-precision inkjet print heads, which offer a competitive advantage in printing high-quality photo images, and strengthen our lineup of multifunction products, which have become a core segment of the market, in addition to single-function products.
     In the digital camera segment, through the timely launch of competitive products that capitalize on our expertise in optical and image-processing technologies, we are further solidifying our top market share position. Especially in the expanding market for digital SLR cameras, we are aiming to expand our market share even further by taking advantage of our strong product lineup, spanning the range from professional to affordable models, along with strengthening such proprietary imaging technologies as CMOS image sensors and the DIGIC digital imaging engine, which support the differentiation of Canon products.
     As for compact digital cameras, which continue to drop in price, we are aiming to increase our market share by continuously launching competitive new models in a timely manner while also further strengthening our cost competitiveness through an integrated production system that tightly links all stages of production, from parts manufacturing through to final assembly.
     Furthermore, by taking advantage of our strengths in digital cameras and photo printers, we aim to become No. 1 worldwide in the home photo-printing market.
     With regard to semiconductor production equipment, we aim to raise our competitiveness in the market by concentrating on the early development of state-of-the-art lithography equipment that employs such leading-edge technologies as liquid immersion technology. As for mirror projection mask aligners for LCDs, we are aiming to maintain our strong market share position for large substrate equipment.
2) Enhancing cost competitiveness
     Amid intensified price competition in the marketplace, we continue our efforts to strengthen cost competitiveness in order to raise the price competitiveness of our products. In addition to further advancing the various reform initiatives that we have carried out until now—including production reform activities, centered on the cell production system, and “prototype-less” development, in which every effort has been made to eliminate the need for physical prototypes in the product-development process—we will strive to realize a “three-in-one” foundation for manufacturing that organically integrates development, manufacturing technology, and the factory floor. We will also promote the introduction of automated production lines using automated assembly systems and robots that operate around the clock, making possible production in Japan at costs that are competitive with production elsewhere in Asia. To realize this goal, we are planning the construction of a new production-engineering center to speed up the strengthening of our production technology capabilities. In addition, we are focusing our energies on in-house production, ranging from key devices to various manufacturing equipment and molds, and on further promoting procurement reforms aimed at improving procurement efficiency of the Canon Group under the policy of total optimization. By thoroughly carrying out these cost-reduction activities we strive to further lower our cost of sales ratio.
3)	Further enhancing technological strength, a source of profit and growth
     For a company to continue growing while maintaining profitability, it is essential to make the most of growth areas and increase competitiveness in such areas. To this end, we are working to move ahead of the competition in the development of leading-edge technologies by pursuing partnerships with the world’s top research facilities and universities, aimed at actively promoting the creation of next-generation business domains and develop leading-edge technologies.
     To improve product competitiveness within existing business segments, we are also focusing our efforts on the development of key components and key devices. At the same time, we are working to further bolster base development technologies in the areas of measurement, analysis and simulation with the aim of further shortening development lead times.
     In addition to the three management strategies outlined above, we will also promote group diversification and strive to create new independent businesses with the domestic and overseas manufacturing subsidiaries at the core.
     By steadily implementing these management strategies, we are working to further enhance growth and profitability for the Canon Group and to continuously improve its corporate value.
Business challenges and countermeasures
     At Canon, the creation of new businesses and maintaining our high profitability structure represent two very important management objectives to ensure continuous future growth. As for the creation of new businesses, we will promote research into leading-edge technologies, using our specialty technologies, in such areas of expertise as displays, biotechnology, nanotechnology and life sciences. Also, to early establish new business segments, we will take advantage of M&A opportunities and business tie-ups.
     With regard to maintaining our high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of new businesses, we believe that it is important to further improve the profit-earning ability of our current businesses. To facilitate this, we are promoting the development of new products and actively pursue cost-reduction activities.
     We also view our approach to the environment as an important management issue. From the product development stage through to production, sales, use, recovery and recycling, we focus our energies on creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, we actively promote the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.
Basic policy regarding share trading unit
     Canon maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity of its shares in the stock market and stimulating broader investor participation.
     In view of this policy, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004. Furthermore, the company initiated a 3-for-2 forward stock split with a Record Date of June 30, 2006, to expand the investor base by establishing an environment that will make its shares even more accessible to a broader range of potential shareholders.
Basic policy regarding profit distribution
     With regard to returning profits to shareholders, Canon has worked to raise its dividend per share in accordance with the company’s policy of providing a stable dividend. Under the new policy, Canon will actively work to return profits to shareholders, mainly through the distribution of dividends, taking into consideration planned future investments, free cash flow, and its consolidated business performance.
     Specifically, the mid- to long-term objective is to strive to raise the consolidated shareholder return ratio to around 30 percent.
     In accordance with this policy, Canon raised its full-year per-share dividend from 65 yen in 2004, to 100 yen in 2005. And for the period ended December 2006, to further enhance shareholder return, in addition to the interim dividend of 50 yen (already distributed), Canon plans to pay a year-end dividend of 50 yen (post stock-split basis). Calculated on a pre-stock-split basis, the year-end dividend would be 75 yen per share, equivalent to a full-year dividend of 125 yen per share, which is an increase of 25 yen per share compared to 2005.
Matters regarding the parent company, etc.
     Canon does not have a parent company.

Operating Results and Financial Conditions
2006 in Review
Looking back at the global economy in 2006, in the United States, despite a decrease in housing investment, the economy continued to display growth with healthy employment conditions and continued growth in consumer spending, along with an increase in corporate capital investment. In Europe, while exports appeared somewhat sluggish due to the appreciation of the euro, the region indicated a trend toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to improvements in the employment environment. Within Asia, the Chinese economy maintained a high growth rate while other economies in the region also enjoyed generally favorable conditions. In Japan, although consumer spending has yet to fully regain its strength, the economy maintained a trend toward recovery amid increased capital spending fueled by strong corporate performances.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid as the office market moved toward color and multifunctionality. As for computer peripherals, including printers, although demand grew for color as well as monochrome laser beam printers, and shifted rapidly within the inkjet printer market from single-function to multifunction models, the segment suffered amid severe price competition. In the optical equipment segment, although demand for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers, demand for steppers, used in the production of semiconductors, was strong, supported by increased investment by manufacturers. The average value of the yen for the year was ¥116.43 to the U.S. dollar and ¥146.51 to the euro, representing year-on-year decreases of about 5% against the U.S. dollar, and 7% against the euro.
Amid these conditions, Canon’s consolidated net sales in 2006 increased by 10.7% from the year-ago period to ¥4,156.8 billion (U.S.$34,931 million), boosted by a solid rise in sales of digital cameras, color network MFDs, and laser beam printers, along with the positive effects of the depreciation of the yen. In 2006, the first year of a new five-year management plan—Phase III of Canon’s Excellent Global Corporation Plan—net income increased by 18.5% year on year to ¥455.3 billion (U.S.$3,826 million), marking all-time highs for both net sales and net income, and the seventh consecutive year of sales and profit growth. The gross profit ratio improved 1.1 points year on year to reach 49.6%. The improved gross profit ratio was mainly the result of such factors as the introduction of automated production lines, and the in-house manufacturing of key components and key devices, in addition to cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, which absorbed the negative effects of severe price competition in the consumer product market. As for operating expenses, while R&D expenditures grew by ¥21.8 billion (U.S.$183 million) from the year-ago period to ¥308.3 billion (U.S.$2,591 million), the operating expense to net sales ratio improved 0.4 points year on year. This was achieved by limiting growth in selling, general and administrative expenses, with the exception of a temporary increase in expenses related to the relocation of operation bases. Consequently, operating profit in 2006 totaled ¥707.0 billion (U.S.$5,941 million), a year-on-year increase of 21.3%, and the operating profit ratio improved 1.5 points year on year to reach 17.0%. Other income (deductions) declined ¥16.9 billion (U.S.$142 million) due to an increase in currency exchange losses and a decrease in gains on sales of securities, although interest income grew in line with the rise in the interest rate. Income before income taxes and minority interests in 2006 totaled ¥719.1 billion (U.S.$6,043 million), a year-on-year increase of 17.5%, while net income for the year totaled ¥455.3 billion (U.S.$3,826 million), a year-on-year increase of 18.5%.
Basic net income per share for the year was ¥341.95 (U.S.$2.87), a year-on-year increase of ¥53.32 (U.S.$0.45). (Note: The basic net income per share calculation is based on the number of outstanding shares following the implementation of the stock split executed on July 1, 2006.)
Results by Product Segment
In the business machine segment, sales of color network digital MFDs, which are grouped in the office imaging products sub-segment, recorded significant growth with the launch of such new models as the mid to high-speed office-use iR C5180 series, the low-power-consumption iR C3380 series, and the high-image-quality imagePRESS C1 for commercial printing. Among monochrome network digital MFDs, while the launch of such models as the new high-speed iR7105 contributed to the maintaining of sales levels in the U.S. market, sales of monochrome models declined in other markets as demand shifted toward color models. Overall, sales of office imaging products in 2006 realized a year-on-year increase of 2.8%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 50% and monochrome machines, particularly low-end models, also recording growth of over 10%. Sales in value terms also rose significantly. As for inkjet printers, despite a decline in demand for single-function models and severe price competition in the market, sales in value terms increased along with unit sales. Sales performance was boosted by the introduction of 24 new models—13 single-function models and 11 multifunction models—including the high-speed user-friendly PIXMA MP600 and overseas entry-level-model PIXMA MP160 all-in-ones, which contributed to a stronger product lineup while also supporting favorable sales growth for consumables. As a result, sales of computer peripherals for the year realized a year-on-year increase of 12.3%. Within the field of business information products, demand for document scanners grew, contributing to a sales increase of 2.4%. Collectively, sales of business machines for the year totaled ¥2,691.1 billion (U.S.$22,614 million), a year-on-year increase of 7.5%. Operating profit for the business machines segment totaled ¥599.2 billion (U.S.$5,036 million), an increase of 10.6% year on year, lifted by active efforts to reduce costs as a means of limiting the decline in sales price amid severe price competition, as well as efforts to curtail expenses. The operating profit ratio was 22.3%, a year-on-year improvement of 0.6 points from the year-ago period.
Within the camera segment, strong demand for digital SLR cameras has fueled continued growth with particularly strong sales for the advanced-amateur-model EOS 30D, launched in the first half of 2006, and the EOS DIGITAL REBEL XTi, launched in the second half. This, in turn, led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact digital cameras also continued to expand steadily with the introduction of 16 new models in 2006, including six stylish ELPH-series models and 10 PowerShot-series models that cater to a diverse range of shooting styles. As a result, unit sales of digital cameras for the year increased by more than 20% from the year-ago period. In the field of digital video camcorders, the launch of consumer-market HDV models equipped with Canon HD CMOS sensors contributed to expanded sales, filling out the company’s digital camcorder lineup along with MiniDV and DVD models. Consequently, camera sales surpassed the ¥1,000.0 billion mark for the first time, achieving total sales of ¥1,041.9 billion (U.S.$8,755 million), a year-on-year increase of 18.5%. The gross profit ratio for the camera segment also rose considerably, boosted by such factors as substantially increased sales of new products and cost reduction efforts. As a result, operating profit for the camera segment increased by a substantial 54.7% year on year to ¥268.7 billion (U.S.$2,258 million).
In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand due to a significant increase in investment by manufacturers, sales of optical products decreased amid declining demand for aligners, used to produce LCD panels, due to restrained investment by LCD manufacturers. As for the other products included in the segment, the newly consolidated subsidiaries last year contributed to significant sales growth. As a result, sales for the segment totaled ¥423.8 billion (U.S.$3,561 million), a year-on-year increase of 13.7%. Operating profit for the segment grew by 6.8% year on year to ¥41.5 billion (U.S.$349 million).
Cash Flow
In the twelve months ended December 31, 2006, Canon generated cash flow from operating activities of ¥695.2 billion (U.S.$5,842 million), a year-on-year increase of ¥89.6 billion (U.S.$753 million), reflecting a significant increase in net income. Cash flow from investing activities totaled ¥460.8 billion (U.S.$3,872 million), a year-on-year increase of ¥59.7 billion (U.S.$501 million), due to a combination of factors, including a ¥424.9 billion (U.S.$3,570 million) capital expenditure, which was used mainly to expand production capabilities in Japan and overseas regions and to bolster the company’s R&D-related infrastructure. As a result, free cash flow surpassed ¥200.0 billion for the fifth consecutive year, totaling positive ¥234.4 billion (U.S.$1,970 million), an improvement of ¥29.9 billion (U.S.$252 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥107.5 billion (U.S.$903 million), mainly resulting from an increase of ¥40.0 billion (U.S.$336 million) in the dividend payout. Consequently, cash and cash equivalents totaled ¥1,155.6 billion (U.S.$9,711 million), a year-on-year increase of ¥150.7 billion (U.S.$1,266 million), including the impact of currency exchange rates.

Non-consolidated Results
Canon Inc.’s non-consolidated net sales in 2006 grew by 10.0% to ¥2,729.7 billion (U.S.$22,938 million) while ordinary profit increased by a substantial 18.9% to ¥524.0 billion (U.S.$4,403 million). Non-consolidated net income also increased by 16.7% to ¥337.5 billion (U.S.$2,836 million), marking all-time highs for both net sales and net income, and the seventh consecutive year of sales and profit growth, as was also the case with Canon’s consolidated performance.
Outlook
Regarding the outlook for the global economy, although there are concerns over such issues as currency exchange rates, interest rates, and pricing of raw materials, crude oil prices appear to have stabilized for the time being and the global economy is expected to continue recording favorable growth.
In the businesses in which Canon is involved, demand in the digital-camera market is expected to continue expanding, fueled by high growth in emerging markets. As for network digital MFDs and laser beam printers, while demand is projected to continue for full-color models, severe price competition and shifting demand toward lower-priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, while there is a possibility that demand for steppers will decline somewhat in the first half, indications for the full-year point to a trend toward moderate recovery. In the market for projection aligners used in the production of LCD panels, demand is expected to decline due to restrained investment by LCD manufacturers.
In fiscal 2007 Canon anticipates consolidated net sales of ¥4,450.0 billion (U.S.$37,395 million), consolidated income before income taxes of ¥775.0 billion (U.S.$6,513 million), and consolidated net income of ¥495.0 billion (U.S.$4,160 million). The company also forecasts non-consolidated net sales of ¥2,930.0 billion (U.S.$24,622 million), non-consolidated ordinary profit of ¥565.0 billion (U.S.$4,748 million), and non-consolidated net income of ¥370.0 billion (U.S.$3,109 million), anticipating its eighth consecutive year of increased consolidated and non-consolidated sales and profit. These forecasts assume currency exchange rates of ¥115 to the U.S. dollar and ¥150 to the euro, representing a slight appreciation of the yen against the U.S. dollar, and a slight depreciation against the euro compared with 2006.
Other information
Canon has decided to purchase from Toshiba Corporation (“Toshiba”) all of Toshiba’s outstanding shares of SED Inc., a Canon subsidiary. On completion of the purchase, SED Inc. will become a wholly owned subsidiary of Canon, effective January 29, 2007.
In accordance with this decision, which was based on the assumption of prolonged litigation pending against Canon in the United States with respect to SED technology, Canon will carry out the SED panel business independently in order to facilitate the earliest possible launch of a commercial SED television business.
Canon, with the necessary cooperation from Toshiba, will make every effort for the smooth launch of its television business based on the high image quality achieved by SED technology.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
GROUP POSITION
1. NUMBER OF GROUP COMPANIES

	December 31, 2006	December 31, 2005	Change
Subsidiaries	219	200	19

Affiliated Companies	14	13	1
Total	233	213	20

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES
Outside Customers
S a l e s C o m p a n i e s Japan Americas Europe Other Canon Europa N.V. Canon Australia Pty.Ltd. Canon U.S.A., Inc. Canon (UK) Ltd. Canon Singapore Pte.Ltd. Canon Marketing Japan Inc. Canon Canada, Inc. Canon France S.A.S. Canon Hongkong Co., Ltd. Canon System & Support Inc. Canon Latin America, Inc. Canon Deutschland Canon (China) Co., Ltd. etc. etc. GmbH , etc. , etc.
Canon Inc.
Domestic Manufacturers Overseas Manufacturers Business Machines Business Machines Canon Electronics Inc., Canon Finetech Inc. Canon Virginia, Inc., Canon Giessen GmbH Nisca Corporation, Canon Chemicals Inc. Canon Bretagne S.A.S., Canon Dalian Business Nagahama Canon Inc., Canon Precision Inc. Machines, Inc. Canon Components, Inc. Canon Zhuhai, Inc., Canon Hi-Tech (Thailand) Ltd. Oita Canon Materials Inc. Canon Electronic Business Machines (H.K.) Co., Ueno Canon Materials Inc. Ltd. Fukushima Canon Inc. , etc. Canon Zhongshan Business Machines Co., Ltd. Canon Vietnam Co., Ltd., Canon (Suzhou) Inc. *Canon Korea Business Solutions Inc., etc. Cameras Cameras Oita Canon Inc. , etc. Canon Inc., Taiwan Canon Opto (Malaysia) Sdn. Bhd. Canon Zhuhai, Inc. , etc. Optical and Other Products Canon Electronics Inc., Canon Precision Inc. Other Companies Canon Components, Inc. Canon Semiconductor Equipment Inc. Canon Ecology Industry Inc. Canon Machinery Inc. Canon ANELVA Corporation SED Inc. , etc. Canon Software Inc., e-System Corporation Canon Technology Europe Ltd. Canon Research Centre France S.A.S. Canon Development Americas, Inc. Canon Information Systems Research Australia Pty.Ltd. *TECH Semiconductor Singapore Pte.Ltd. , etc. Product Supply Parts Supply

Notes:	1.	The companies with (*) are affiliated companies (equity method).

	2.	Following subsidiaries are listed on domestic stock exchange.
		Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
		Tokyo Stock Exchange (2nd section): Canon Software Inc.
		Osaka Stock Exchange (2nd section): Canon Machinery Inc., Osaka Stock Exchange (Hercules): e-System Corporation
		JASDAQ: Nisca Corporation.

	3.	Canon Sales Co., Inc. changed its corporate name to Canon Marketing Japan Inc. as of April 1, 2006.

		Lotte Canon Co., Ltd. changed its corporate name to Canon Korea Business Solutions Inc. as of March 3, 2006.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME

Result for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2006	December 31, 2005			December 31, 2006

Net sales	¥1,216,535	¥1,119,848	+	8.6	$10,222,983
Cost of sales	622,809	580,697			5,233,689

Gross profit	593,726	539,151	+	10.1	4,989,294
Selling, general and administrative expenses	306,768	284,786			2,577,882
Research and development expenses	91,088	85,076			765,446

	397,856	369,862			3,343,328

Operating profit	195,870	169,289	+	15.7	1,645,966
Other income (deductions):
Interest and dividend income	8,711	4,709			73,202
Interest expense	(1,005)	(601)			(8,445)
Other, net	(5,804)	(438)			(48,773)

	1,902	3,670			15,984

Income before income taxes and minority interests	197,772	172,959	+	14.3	1,661,950
Income taxes	68,388	60,241			574,689

Income before minority interests	129,384	112,718			1,087,261
Minority interests	3,820	4,507			32,101

Net income	¥125,564	¥108,211	+	16.0	$1,055,160

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments, change in minimum pension liability adjustments and change in pension liability adjustment. Comprehensive income for the three months ended December 31, 2006 and 2005 were JPY133,418 million (U.S.$1,121,160 thousand) and JPY155,175 million, respectively.

Result for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2006	December 31, 2005			December 31, 2006

Net sales	¥4,156,759	¥3,754,191	+	10.7	$34,930,748
Cost of sales	2,096,279	1,935,148			17,615,790

Gross profit	2,060,480	1,819,043	+	13.3	17,314,958
Selling, general and administrative expenses	1,045,140	949,524			8,782,689
Research and development expenses	308,307	286,476			2,590,815

	1,353,447	1,236,000			11,373,504

Operating profit	707,033	583,043	+	21.3	5,941,454
Other income (deductions):
Interest and dividend income	27,153	14,252			228,176
Interest expense	(2,190)	(1,741)			(18,403)
Other, net	(12,853)	16,450			(108,009)

	12,110	28,961			101,764

Income before income taxes and minority interests	719,143	612,004	+	17.5	6,043,218
Income taxes	248,233	212,785			2,085,991

Income before minority interests	470,910	399,219			3,957,227
Minority interests	15,585	15,123			130,966

Net income	¥455,325	¥384,096	+	18.5	$3,826,261

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments and change in pension liability adjustment. Comprehensive income for the years ended December 31, 2006 and 2005 were JPY486,255 million (U.S.$4,086,176 thousand) and JPY457,196 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

Result for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	December 31, 2006	December 31, 2005			December 31, 2006
Business machines:
Office imaging products	¥330,505	¥310,104	+	6.6	$2,777,353
Computer peripherals	405,955	367,308	+	10.5	3,411,387
Business information products	28,535	29,773	−	4.2	239,789

	764,995	707,185	+	8.2	6,428,529
Cameras	346,439	296,874	+	16.7	2,911,252
Optical and other products	105,101	115,789	−	9.2	883,202

Total	¥1,216,535	¥1,119,848	+	8.6	$10,222,983

	Millions of yen				Thousands of
					U.S. dollars
Sales by region	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2006	December 31, 2005			December 31, 2006
Japan	¥266,741	¥244,767	+	9.0	$2,241,521
Overseas:
Americas	389,362	353,647	+	10.1	3,271,950
Europe	405,600	358,971	+	13.0	3,408,403
Other areas	154,832	162,463	−	4.7	1,301,109

	949,794	875,081	+	8.5	7,981,462

Total	¥1,216,535	¥1,119,848	+	8.6	$10,222,983

Result for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
Sales by product	Year ended	Year ended	Change(%)		Year ended
	December 31, 2006	December 31, 2005			December 31, 2006
Business machines:
Office imaging products	¥1,185,925	¥1,153,240	+	2.8	$9,965,756
Computer peripherals	1,398,408	1,244,906	+	12.3	11,751,328
Business information products	106,754	104,255	+	2.4	897,092

	2,691,087	2,502,401	+	7.5	22,614,176
Cameras	1,041,865	879,186	+	18.5	8,755,168
Optical and other products	423,807	372,604	+	13.7	3,561,404

Total	¥4,156,759	¥3,754,191	+	10.7	$34,930,748

	Millions of yen				Thousands of
					U.S. dollars
Sales by region	Year ended	Year ended	Change(%)		Year ended
	December 31, 2006	December 31, 2005			December 31, 2006
Japan	¥932,290	¥856,205	+	8.9	$7,834,370
Overseas:
Americas	1,283,646	1,145,950	+	12.0	10,786,941
Europe	1,314,305	1,181,258	+	11.3	11,044,580
Other areas	626,518	570,778	+	9.8	5,264,857

	3,224,469	2,897,986	+	11.3	27,096,378

Total	¥4,156,759	¥3,754,191	+	10.7	$34,930,748

Notes:	1. The primary products included in each of the product segments are as follows:
Business machines:
	Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Document scanner / Personal information products / etc.
Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
	Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
Broadcasting equipment / Medical equipment / Components / etc.

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

Result for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2006	December 31, 2005			December 31, 2006
Business machines
Net sales:
Unaffiliated customers	¥764,995	¥707,185	+	8.2	$6,428,529
Intersegment	—	—		—	—

Total	764,995	707,185	+	8.2	6,428,529

Operating cost and expenses	599,430	556,989	+	7.6	5,037,226

Operating profit	165,565	150,196	+	10.2	1,391,303

Cameras
Net sales:
Unaffiliated customers	¥346,439	¥296,874	+	16.7	$2,911,252
Intersegment	—	—		—	—

Total	346,439	296,874	+	16.7	2,911,252

Operating cost and expenses	253,827	233,817	+	8.6	2,133,000

Operating profit	92,612	63,057	+	46.9	778,252

Optical and other products
Net sales:
Unaffiliated customers	¥105,101	¥115,789	−	9.2	$883,202
Intersegment	52,102	44,575	+	16.9	437,832

Total	157,203	160,364	−	2.0	1,321,034

Operating cost and expenses	153,282	151,811	+	1.0	1,288,084

Operating profit	3,921	8,553	−	54.2	32,950

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(52,102)	(44,575)		—	(437,832)

Total	(52,102)	(44,575)		—	(437,832)

Operating cost and expenses	14,126	7,942		—	118,707

Operating profit	(66,228)	(52,517)		—	(556,539)

Consolidated
Net sales:
Unaffiliated customers	¥1,216,535	¥1,119,848	+	8.6	$10,222,983
Intersegment	—	—		—	—

Total	1,216,535	1,119,848	+	8.6	10,222,983

Operating cost and expenses	1,020,665	950,559	+	7.4	8,577,017

Operating profit	195,870	169,289	+	15.7	1,645,966

Note:	General corporate expenses of JPY66,324 million (U.S.$557,345 thousand) and JPY52,512 million in the three months ended December 31, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

	Millions of yen				Thousands of
Result for the fiscal year					U.S. dollars

	Year ended	Year ended	Change(%)		Year ended
	December 31, 2006	December 31, 2005			December 31, 2006

Business Machines
Net sales:
Unaffiliated customers	¥2,691,087	¥2,502,401	+	7.5	$22,614,176
Intersegment	—	—		—	—

Total	2,691,087	2,502,401	+	7.5	22,614,176

Operating cost and expenses	2,091,858	1,960,373	+	6.7	17,578,638

Operating profit	599,229	542,028	+	10.6	5,035,538

Assets	1,617,198	1,427,277	+	13.3	13,589,899
Depreciation and amortization	127,873	123,037	+	3.9	1,074,563
Capital expenditure	154,259	201,887	−	23.6	1,296,294

Cameras
Net sales:
Unaffiliated customers	¥1,041,865	¥879,186	+	18.5	$8,755,168
Intersegment	—	—		—	—

Total	1,041,865	879,186	+	18.5	8,755,168

Operating cost and expenses	773,127	705,480	+	9.6	6,496,865

Operating profit	268,738	173,706	+	54.7	2,258,303

Assets	542,866	480,957	+	12.9	4,561,899
Depreciation and amortization	28,756	27,662	+	4.0	241,647
Capital expenditure	31,517	57,678	−	45.4	264,849

Optical and Other Products
Net sales:
Unaffiliated customers	¥423,807	¥372,604	+	13.7	$3,561,404
Intersegment	190,687	158,114	+	20.6	1,602,411

Total	614,494	530,718	+	15.8	5,163,815

Operating cost and expenses	573,019	491,898	+	16.5	4,815,286

Operating profit	41,475	38,820	+	6.8	348,529

Assets	501,008	517,527	−	3.2	4,210,151
Depreciation and amortization	37,018	28,011	+	32.2	311,076
Capital expenditure	36,272	15,955	+	127.3	304,807

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(190,687)	(158,114)		—	(1,602,411)

Total	(190,687)	(158,114)		—	(1,602,411)

Operating cost and expenses	11,722	13,397		—	98,505

Operating profit	(202,409)	(171,511)		—	(1,700,916)

Assets	1,860,843	1,617,792	+	15.0	15,637,337
Depreciation and amortization	68,647	47,231	+	45.3	576,865
Capital expenditure	157,609	108,264	+	45.6	1,324,445

Consolidated
Net sales:
Unaffiliated customers	¥4,156,759	¥3,754,191	+	10.7	$34,930,748
Intersegment	—	—		—	—

Total	4,156,759	3,754,191	+	10.7	34,930,748

Operating cost and expenses	3,449,726	3,171,148	+	8.8	28,989,294

Operating profit	707,033	583,043	+	21.3	5,941,454

Assets	4,521,915	4,043,553	+	11.8	37,999,286
Depreciation and amortization	262,294	225,941	+	16.1	2,204,151
Capital expenditure	379,657	383,784	−	1.1	3,190,395

Notes:	1.	General corporate expenses of JPY202,328 million (U.S.$1,700,235 thousand) and JPY171,522 million in the years ended December 31, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”
	2.	Corporate assets of JPY1,860,933 million (U.S.$15,638,092 thousand) and JPY1,239,255 million as of December 31, 2006 and 2005, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen				Thousands of
Result for the fiscal year					U.S. dollars

	Year ended	Year ended	Change(%)		Year ended
	December 31, 2006	December 31, 2005			December 31, 2006

Japan
Net sales:
Unaffiliated customers	¥1,037,657	¥979,748	+	5.9	$8,719,807
Intersegment	2,311,482	2,046,173	+	13.0	19,424,218

Total	3,349,139	3,025,921	+	10.7	28,144,025

Operating cost and expenses	2,558,685	2,362,019	+	8.3	21,501,554

Operating profit	790,454	663,902	+	19.1	6,642,471

Assets	2,644,116	2,419,012	+	9.3	22,219,462

Americas
Net sales:
Unaffiliated customers	¥1,277,867	¥1,139,784	+	12.1	$10,738,378
Intersegment	4,764	7,424	–	35.8	40,034

Total	1,282,631	1,147,208	+	11.8	10,778,412

Operating cost and expenses	1,236,138	1,110,415	+	11.3	10,387,715

Operating profit	46,493	36,793	+	26.4	390,697

Assets	432,001	406,101	+	6.4	3,630,261

Europe
Net sales:
Unaffiliated customers	¥1,313,919	¥1,178,672	+	11.5	$11,041,336
Intersegment	3,586	2,206	+	62.6	30,135

Total	1,317,505	1,180,878	+	11.6	11,071,471

Operating cost and expenses	1,272,463	1,147,658	+	10.9	10,692,967

Operating profit	45,042	33,220	+	35.6	378,504

Assets	682,381	569,750	+	19.8	5,734,294

Others
Net sales:
Unaffiliated customers	¥527,316	¥455,987	+	15.6	$4,431,227
Intersegment	792,018	646,530	+	22.5	6,655,613

Total	1,319,334	1,102,517	+	19.7	11,086,840

Operating cost and expenses	1,275,817	1,071,155	+	19.1	10,721,151

Operating profit	43,517	31,362	+	38.8	365,689

Assets	339,314	312,472	+	8.6	2,851,378

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(3,111,850)	(2,702,333)		—	(26,150,000)

Total	(3,111,850)	(2,702,333)		—	(26,150,000)

Operating cost and expenses	(2,893,377)	(2,520,099)		—	(24,314,093)

Operating profit	(218,473)	(182,234)		—	(1,835,907)

Assets	424,103	336,218	+	26.1	3,563,891

Consolidated
Net sales:
Unaffiliated customers	¥4,156,759	¥3,754,191	+	10.7	$34,930,748
Intersegment	—	—		—	—

Total	4,156,759	3,754,191	+	10.7	34,930,748

Operating cost and expenses	3,449,726	3,171,148	+	8.8	28,989,294

Operating profit	707,033	583,043	+	21.3	5,941,454

Assets	4,521,915	4,043,553	+	11.8	37,999,286

Notes:	1.	General corporate expenses of JPY202,328 million (U.S.$1,700,235 thousand) and JPY171,522 million in the years ended December 31, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

	2.	Corporate assets of JPY1,860,933 million (U.S.$15,638,092 thousand) and JPY1,239,255 million as of December 31, 2006 and 2005, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2006	2005		2006
ASSETS
Current assets:
Cash and cash equivalents	¥1,155,626	¥1,004,953	¥150,673	$9,711,143
Marketable securities	10,445	172	10,273	87,773
Trade receivables, net	761,947	689,427	72,520	6,402,916
Inventories	539,057	510,195	28,862	4,529,891
Prepaid expenses and other current assets	315,274	253,822	61,452	2,649,361

Total current assets	2,782,349	2,458,569	323,780	23,381,084
Noncurrent receivables	14,335	14,122	213	120,462
Investments	110,418	104,486	5,932	927,882
Property, plant and equipment, net	1,266,425	1,148,821	117,604	10,642,227
Other assets	348,388	317,555	30,833	2,927,631

Total assets	¥4,521,915	¥4,043,553	¥478,362	$37,999,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥15,362	¥5,059	¥10,303	$129,092
Trade payables	493,058	505,126	(12,068)	4,143,345
Income taxes	133,745	110,844	22,901	1,123,908
Accrued expenses	303,353	248,205	55,148	2,549,185
Other current liabilities	217,789	209,394	8,395	1,830,159

Total current liabilities	1,163,307	1,078,628	84,679	9,775,689
Long-term debt, excluding current installments	15,789	27,082	(11,293)	132,681
Accrued pension and severance cost	83,876	80,430	3,446	704,840
Other noncurrent liabilities	55,536	52,395	3,141	466,689

Total liabilities	1,318,508	1,238,535	79,973	11,079,899

Minority interests	216,801	200,336	16,465	1,821,858
Stockholders’ equity:
Common stock	174,603	174,438	165	1,467,252
Additional paid-in capital	403,510	403,246	264	3,390,840
Legal reserve	43,600	42,331	1,269	366,386
Retained earnings	2,368,047	2,018,289	349,758	19,899,555
Accumulated other comprehensive income (loss)	2,718	(28,212)	30,930	22,840
Treasury stock	(5,872)	(5,410)	(462)	(49,344)

Total stockholders’ equity	2,986,606	2,604,682	381,924	25,097,529

Total liabilities and stockholders’ equity	¥4,521,915	¥4,043,553	¥478,362	$37,999,286

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	December 31,	December 31,	December 31,
	2006	2005	2006
Allowance for doubtful receivables	¥13,849	¥11,728	$116,378
Accumulated depreciation	1,382,944	1,272,163	11,621,378
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	22,858	(25,772)	192,084
Net unrealized gains and losses on securities	8,065	6,073	67,773
Net gains and losses on derivative financial instruments	(1,663)	(1,174)	(13,975)
Minimum pension liability adjustments	—	(7,339)	—
Pension liability adjustment	(26,542)	—	(223,042)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Millions of yen

					Accumulated		Total
	Common	Additional	Legal reserve	Retained	other	Treasury	stockholders’
	Stock	paid-in capital		earnings	comprehensive	stock	equity
					income (loss)

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			1,269	(1,269)			-

Comprehensive income
Net income				455,325			455,325
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					7,339		7,339
Pension liability adjustment					(26,542)		(26,542)

Total comprehensive income							486,255

Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Balance at December 31, 2004	¥173,864	¥401,773	¥41,200	¥1,699,634	¥(101,312)	¥(5,263)	¥2,209,896

Conversion of convertible debt and other	574	574					1,148
Capital transaction by consolidated subsidiaries and affiliated companies		899					899
Cash dividends				(64,310)			(64,310)
Transfers to legal reserve			1,131	(1,131)			-

Comprehensive income
Net income				384,096			384,096
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					53,979		53,979
Net unrealized gains and losses on securities					(1,397)		(1,397)
Net gains and losses on derivative instruments					(481)		(481)
Minimum pension liability adjustments					20,999		20,999

Total comprehensive income							457,196

Repurchase of treasury stock, net						(147)	(147)

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Thousands of U.S. dollars

Balance at December 31, 2005	$1,465,865	$3,388,622	$355,722	$16,960,412	$(237,075)	$(45,462)	$21,888,084

Conversion of convertible debt and other	1,387	2,218					3,605
Cash dividends				(876,454)			(876,454)
Transfers to legal reserve			10,664	(10,664)			-

Comprehensive income
Net income				3,826,261			3,826,261
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					408,655		408,655
Net unrealized gains and losses on securities					16,739		16,739
Net gains and losses on derivative instruments					(4,109)		(4,109)
Minimum pension liability adjustments					61,672		61,672
Pension liability adjustment					(223,042)		(223,042)

Total comprehensive income							4,086,176

Repurchase of treasury stock, net						(3,882)	(3,882)

Balance at December 31, 2006	$1,467,252	$3,390,840	$366,386	$19,899,555	$22,840	$(49,344)	$25,097,529

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2005	December 31, 2006
Cash flows from operating activities:
Net income	¥455,325	¥384,096	$3,826,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	262,294	225,941	2,204,151
Loss on disposal of property, plant and equipment	16,182	13,784	135,983
Deferred income taxes	(6,945)	(766)	(58,361)
Increase in trade receivables	(40,969)	(48,391)	(344,277)
(Increase) decrease in inventories	(5,542)	27,558	(46,571)
(Decrease) increase in trade payables	(2,313)	16,018	(19,437)
Increase in income taxes	22,657	1,998	190,395
Increase in accrued expenses	36,165	31,241	303,908
Decrease in accrued pension and severance cost	(20,309)	(16,221)	(170,664)
Other, net	(21,304)	(29,580)	(179,027)

Net cash provided by operating activities	695,241	605,678	5,842,361

Cash flows from investing activities:
Purchases of fixed assets	(424,862)	(395,055)	(3,570,269)
Proceeds from sale of fixed assets	12,507	14,827	105,101
Purchases of available-for-sale securities	(7,768)	(5,680)	(65,277)
Proceeds from sale of available-for-sale securities	4,047	12,337	34,008
Acquisitions of subsidiaries, net of cash acquired	(2,485)	(17,657)	(20,882)
Purchases of other investments	(8,911)	(19,531)	(74,882)
Other, net	(33,333)	9,618	(280,110)

Net cash used in investing activities	(460,805)	(401,141)	(3,872,311)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,053	1,716	8,849
Repayments of long-term debt	(5,861)	(15,187)	(49,252)
Decrease in short-term loans	(828)	(12,011)	(6,958)
Dividends paid	(104,298)	(64,310)	(876,454)
Other, net	2,447	(4,147)	20,563

Net cash used in financing activities	(107,487)	(93,939)	(903,252)

Effect of exchange rate changes on cash and cash equivalents	23,724	6,581	199,362

Net increase in cash and cash equivalents	150,673	117,179	1,266,160

Cash and cash equivalents at beginning of year	1,004,953	887,774	8,444,983

Cash and cash equivalents at end of year	¥1,155,626	¥1,004,953	$9,711,143

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	31 companies
Removal:	12 companies

Affiliates (Carried at Equity Basis)
Addition:	2 companies
Removal:	1 company
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
   1. Marketable Securities and Investments
Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s debt securities and marketable equity securities consist of available-for-sale and held-to-maturity securities.
Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.
   2. Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.
   3. Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.
   4. Accrued pension and severance cost
Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.” Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
Accounting Change
On December 31, 2006, Canon adopted SFAS 158. As a result, Canon recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, unrecognized prior service cost, unrecognized net transition obligation, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provision of SFAS 87.
9. SIGNIFICANT SUBSEQUENT EVENTS
Effective January 1, 2007, Canon and its certain domestic subsidiaries have amended their defined benefit pension plans, and also have partially implemented a defined contribution pension plan for part of their future pension benefit. As a result of this amendment, the projected benefit obligation has decreased by JPY101,620 million (U.S.$ 853,950 thousand). This decreased amount is accounted for as prior service cost, and will be amortized and recognized as a gain in each fiscal period, over the employees’ average remaining service period.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS
(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of December 31, 2006			As of December 31, 2005
			Unrealized			Unrealized
	Acquisition	Estimated	Holding	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses
Current:
Available-for-sale:
Governmental bonds	¥224	¥224	¥-	¥-	¥-	¥-
Bank debt securities	71	70	(1)	71	71	-
Equity securities	-	-	-	101	101	-
Held-to-maturity:
Corporate debt securities	10,151	10,151	-	-	-	-

	¥10,446	¥10,445	¥(1)	¥172	¥172	¥-

Noncurrent:
Available-for-sale:
Governmental bonds	¥335	¥320	¥(15)	¥525	¥532	¥7
Corporate debt securities	4,090	4,124	34	85	88	3
Fund trust	4,072	5,607	1,535	4,553	5,999	1,446
Equity securities	12,648	29,852	17,204	11,373	26,449	15,076
Held-to-maturity:
Corporate debt securities	10,311	10,311	-	20,961	20,961	-

	¥31,456	¥50,214	¥18,758	¥37,497	¥54,029	¥16,532

	Thousands of U.S. dollars
	As of December 31, 2006
			Unrealized
	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses

Current:
Available-for-sale:
Governmental bonds	$1,882	$1,882	$-
Bank debt securities	596	588	(8)
Held-to-maturity:
Corporate debt securities	85,303	85,303	-

	$87,781	$87,773	$(8)

Noncurrent:
Available-for-sale:
Governmental bonds	$2,815	$2,689	$(126)
Corporate debt securities	34,370	34,655	285
Fund trust	34,218	47,118	12,900
Equity securities	106,286	250,857	144,571
Held-to-maturity:
Corporate debt securities	86,647	86,647	-

	$264,336	$421,966	$157,630

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥717,136	¥(15,755)	¥645,188	¥(6,640)	$6,026,353	$(132,395)
To buy foreign currencies	51,189	(1,472)	46,424	(1,172)	430,160	(12,370)

CANON INC.
NON-CONSOLIDATED
1. NON-CONSOLIDATED STATEMENTS OF INCOME
     ( Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2006	2005
Net sales	¥2,729,657	¥2,481,481	+	10.0
Cost of sales	1,703,615	1,571,561

Gross profit	1,026,042	909,920	+	12.8
Selling, general and administrative expenses	514,885	493,403

Operating profit	511,157	416,517	+	22.7
Other income (deductions):
Interest and dividend income	16,868	10,979
Interest expense	(134)	(57)
Other, net	(3,895)	13,272

	12,839	24,194

Ordinary profit	523,996	440,711	+	18.9

Non-ordinary gain(loss), net	(14,516)	(957)

Income before income taxes	509,480	439,754
Income taxes	171,960	150,460

Net income	¥337,520	¥289,294	+	16.7

2. DETAILS OF SALES
     ( Parent company only )

Sales by product	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2006	2005
Business machines:
Office Imaging Products	¥522,024	¥509,260	+	2.5
Computer peripherals	1,242,807	1,085,616	+	14.5

	1,764,831	1,594,876	+	10.7
Cameras	760,081	663,062	+	14.6
Optical and other products	204,745	223,543	−	8.4

Total	¥2,729,657	¥2,481,481	+	10.0

Sales by region	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2006	2005
Japan	¥392,855	¥367,271	+	7.0
Overseas:
Americas	965,502	852,063	+	13.3
Europe	929,330	840,786	+	10.5
Other areas	441,970	421,361	+	4.9

	2,336,802	2,114,210	+	10.5

Total	¥2,729,657	¥2,481,481	+	10.0

CANON INC.
NON-CONSOLIDATED
3. NON-CONSOLIDATED BALANCE SHEETS
     ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,	Change
	2006	2005
ASSETS
Current assets:
Cash	¥324,053	¥261,680	¥62,373
Trade receivables	917,518	845,977	71,541
Inventories	205,993	189,699	16,294
Prepaid expenses and other current assets	174,739	163,909	10,830
Allowance for doubtful accounts	(22)	(383)	361

Total current assets	1,622,281	1,460,882	161,399

Fixed assets:
Property, plant and equipment,net	818,094	713,960	104,134
Intangibles	34,480	27,123	7,357
Investments and other fixed assets	463,313	450,979	12,334
Allowance for doubtful receivables-noncurrent	(96)	(97)	1

Total fixed assets	1,315,791	1,191,965	123,826

Total assets	¥2,938,072	¥2,652,847	¥285,225

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥409,019	¥363,375	¥45,644
Short-term loans	36,452	33,159	3,293
Accrued income taxes	103,871	84,172	19,699
Accrued warranty expenses	3,171	—	3,171
Accrued bonus	5,656	4,759	897
Accrued director’s bonus	295	—	295
Other current liabilities	212,157	213,666	(1,509)

Total current liabilities	770,621	699,131	71,490

Convertible debenture	318	649	(331)
Accrued pension and severance cost	52,376	76,386	(24,010)
Accrued directors’ retirement benefits	1,209	1,248	(39)
Reserve for environmental provision	4,265	—	4,265

Total noncurrent liabilities	58,168	78,283	(20,115)

Total liabilities	828,789	777,414	51,375

Stockholders’ equity:
Common stock	—	174,438	(174,438)
Capital surplus	—	305,966	(305,966)
Retained earnings	—	1,393,662	(1,393,662)
Net unrealized gains on securities	—	6,777	(6,777)
Treasury stock	—	(5,410)	(5,410)

Total stockholders’ equity	—	1,875,433	(1,875,433)

Total liabilities and stockholders’ equity	—	¥2,652,847	¥(2,652,847)

Net assets
Stockholders’ equity:	2,101,545	—	2,101,545
Difference of appreciation and conversion	7,738	—	7,738

Total net assets	2,109,283	—	2,109,283

Total liabilities and net assets	¥2,938,072	—	¥2,938,072

	As of	As of
	December 31,	December 31,
	2006	2005
1,Accumulated depreciation	¥741,115	¥690,581
Accumulated impairment loss	¥494	¥11,361
2,Cautionary obligation and other
Cautionary obligation contract	¥25,986	¥29,937
3,Issuance of new stock capitalised those due to conversion of convertible bond	¥330	¥1,146
(Those capitalised)	(165)	(573)
Those due to conversion of convertible bond	¥330	¥1,146
(Those capitalised)	(165)	(573)
4,Number of stock newly issued (Thousand shares)	261	766
Those due to conversion of convertible bond	261	766

CANON INC.
NON-CONSOLIDATED
4. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
   ( Parent company only )

(Millions of yen)
											Difference of
											appreciation
	Stockholders’ equity										and conversion
		Capital surplus		Retained earnings
					Other retained earnings
					Reserve	Reserve for		Retained			Net
		Additional	Other		for	deferral of		earnings		Total	unrealized	Deferred	Total
	Common	paid-in	capital	Legal	special	capital gain	Special	brought	Treasury	stockholders’	gains on	profit(loss)	net
	stock	capital	surplus	reserve	depreciation	on property	reserves	forward	stock	equity	securities	on hedges	assets

Balance of December 31, 2005	¥174,438	¥305,965	¥1	¥22,114	¥13,337	¥5	¥1,068,828	¥289,378	¥(5,410)	¥1,868,656	¥6,777	—	¥1,875,433

Changes in the term

Issuance of new shares										—			—

Conversion of convertible debentures	165	165								330			330

Transfer to reserve for special depreciation					9,065			(9,065)		—			—

Reversal of reserve for special depreciation					(9,917)			9,917		—			—

Transfer to reserve for deferral of capital gain on property						1,335		(1,335)		—			—

Reversal of reserve for deferral of capital gain on property						(48)		48		—			—

Transfer to special reserves							181,100	(181,100)		—			—

Bonus of directors and corporate auditors								(222)		(222)			(222)

Dividends from surplus								(104,298)		(104,298)			(104,298)

Net income								337,520		337,520			337,520

Purchase of treasury stock									(488)	(488)			(488)

Disposal of treasury stock			21						26	47			47

Net change of items other than stockholders’ equity										—	2,122	(1,161)	961

Total changes in the term	165	165	21	—	(852)	1,287	181,100	51,465	(462)	232,889	2,122	(1,161)	233,850

Balance of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283

1. Number of issued shares of year end	1,333,445,830
2. Classes and number of treasury stock

(shares)
	Balance as of			Balance as of
Classes of stock	December 31, 2005	Increase	Decrease	December 31, 2006

common stock	1,145,682	656,152	7,444	1,794,390

3. Dividend from surplus

Decision	Cash dividend	Dividend per	Base date	Effective date
	(Millions of yen)	share(yen)

March 30, 2006	59,912	67.50	December 31, 2005	March 31, 2006
Annual meeting of stockholders

July 27, 2006	44,386	50.00	June 30, 2006	August 25, 2006
Board of directors’meeting

	Cash dividend
Scheduled	(Millions of yen)	Dividend per share(yen)	Base date	Effective date

March 29, 2007	66,583	50.00	December 31, 2006	March 30, 2007
Annual meeting of stockholders

NON-CONSOLIDATED
Directors
(1)	Candidates for Directors to be promoted

Executive Vice President	Toshizo Tanaka	(Senior Managing Director, Group Executive,
Finance & Accounting Headquarters (present))
Managing Director	Tomonori Iwashita	(Director, Chief Executive,
Image Communication Products Operations (present))
Managing Director	Masahiro Osawa	(Director, Group Executive,
Global Procurement Headquarters (present))
Managing Director	Shigeyuki Matsumoto	(Director, Group Executive,
Device Technology Development Headquarters (present))
(2)	Candidates for new Directors to be appointed

Director	Kazunori Fukuma	(Executive Officer & Corporate Vice President, Toshiba
Corporation (present) and President, SED Inc. (present))
* Scheduled to be hired by Canon as an adviser on January 30, 2007
Director	Hideki Ozawa	(President, Canon (China) Co., Ltd. (present))
Director	Masaya Maeda	(Group Executive, Digital Imaging Business Group (present))
(3)	Directors to be retired

Managing Director	Hironori Yamamoto	(Executive Vice President, Canon Electronics Inc.
to be appointed)
Director	Shigeru Imaiida	(Executive Vice President, Canon Mold Co., Ltd.
to be appointed)

Canon Inc.
January 29, 2007
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2006
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT (2006)	S 1
2.	SALES BY REGION AND PRODUCT (2007/Projection)	S 2
3.	SEGMENT INFORMATION BY PRODUCT (2006)	S 3
4.	OTHER INCOME / DEDUCTIONS (2006)	S 3
5.	SEGMENT INFORMATION BY PRODUCT (2007/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2007/Projection)	S 4
7.	SALES COMPOSITION BY PRODUCT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	P&L SUMMARY (1st Quarter 2007/Projection)	S 6
10.	PROFITABILITY	S 6
11.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
12.	STATEMENTS OF CASH FLOWS	S 6
13.	R&D EXPENDITURE	S 7
14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 7
15.	INVENTORIES	S 7
16.	DEBT RATIO	S 7
17.	OVERSEAS PRODUCTION RATIO	S 7
18.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.
1. SALES BY REGION AND PRODUCT (2006)
(Millions of yen)

	2006		2005		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Business machines	177,294	619,713	169,499	612,832	+4.6%	+1.1%
Office imaging products	93,838	359,935	84,885	357,689	+10.5%	+0.6%
Computer peripherals	66,209	190,981	64,627	183,727	+2.4%	+3.9%
Business information products	17,247	68,797	19,987	71,416	−13.7%	−3.7%
Cameras	40,676	139,625	36,220	127,886	+12.3%	+9.2%
Optical and other products	48,771	172,952	39,048	115,487	+24.9%	+49.8%

Total	266,741	932,290	244,767	856,205	+9.0%	+8.9%

Overseas
Business machines	587,701	2,071,374	537,686	1,889,569	+9.3%	+9.6%
Office imaging products	236,667	825,990	225,219	795,551	+5.1%	+3.8%
Computer peripherals	339,746	1,207,427	302,681	1,061,179	+12.2%	+13.8%
Business information products	11,288	37,957	9,786	32,839	+15.3%	+15.6%
Cameras	305,763	902,240	260,654	751,300	+17.3%	+20.1%
Optical and other products	56,330	250,855	76,741	257,117	−26.6%	−2.4%

Total	949,794	3,224,469	875,081	2,897,986	+8.5%	+11.3%

Americas
Business machines	239,816	865,697	224,815	795,268	+6.7%	+8.9%
Office imaging products	99,908	361,328	99,491	353,384	+0.4%	+2.2%
Computer peripherals	134,218	484,624	120,750	425,877	+11.2%	+13.8%
Business information products	5,690	19,745	4,574	16,007	+24.4%	+23.4%
Cameras	133,312	362,104	115,569	308,667	+15.4%	+17.3%
Optical and other products	16,234	55,845	13,263	42,015	+22.4%	+32.9%

Total	389,362	1,283,646	353,647	1,145,950	+10.1%	+12.0%

Europe
Business machines	272,115	916,108	243,712	838,081	+11.7%	+9.3%
Office imaging products	111,718	369,709	103,566	357,188	+7.9%	+3.5%
Computer peripherals	155,646	531,224	135,618	466,965	+14.8%	+13.8%
Business information products	4,751	15,175	4,528	13,928	+4.9%	+9.0%
Cameras	122,190	362,670	106,227	316,769	+15.0%	+14.5%
Optical and other products	11,295	35,527	9,032	26,408	+25.1%	+34.5%

Total	405,600	1,314,305	358,971	1,181,258	+13.0%	+11.3%

Other areas
Business machines	75,770	289,569	69,159	256,220	+9.6%	+13.0%
Office imaging products	25,041	94,953	22,162	84,979	+13.0%	+11.7%
Computer peripherals	49,882	191,579	46,313	168,337	+7.7%	+13.8%
Business information products	847	3,037	684	2,904	+23.8%	+4.6%
Cameras	50,261	177,466	38,858	125,864	+29.3%	+41.0%
Optical and other products	28,801	159,483	54,446	188,694	−47.1%	−15.5%

Total	154,832	626,518	162,463	570,778	−4.7%	+9.8%

Total
Business machines	764,995	2,691,087	707,185	2,502,401	+8.2%	+7.5%
Office imaging products	330,505	1,185,925	310,104	1,153,240	+6.6%	+2.8%
Computer peripherals	405,955	1,398,408	367,308	1,244,906	+10.5%	+12.3%
Business information products	28,535	106,754	29,773	104,255	−4.2%	+2.4%
Cameras	346,439	1,041,865	296,874	879,186	+16.7%	+18.5%
Optical and other products	105,101	423,807	115,789	372,604	−9.2%	+13.7%

Total	1,216,535	4,156,759	1,119,848	3,754,191	+8.6%	+10.7%

Canon Inc.
2. SALES BY REGION AND PRODUCT (2007/Projection)
(1) Sales by product
(Millions of yen)

	2007 (P)				2006				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Business machines	690,200	1,402,700	1,497,500	2,900,200	631,153	1,286,596	1,404,491	2,691,087	+9.4%	+9.0%	+6.6%	+7.8%

Office imaging products	299,300	616,000	661,000	1,277,000	286,488	585,437	600,488	1,185,925	+4.5%	+5.2%	+10.1%	+7.7%

Computer peripherals	362,600	731,000	780,000	1,511,000	316,796	646,663	751,745	1,398,408	+14.5%	+13.0%	+3.8%	+8.1%

Business information products	28,300	55,700	56,500	112,200	27,869	54,496	52,258	106,754	+1.5%	+2.2%	+8.1%	+5.1%

Cameras	210,700	496,200	619,600	1,115,800	192,061	460,285	581,580	1,041,865	+9.7%	+7.8%	+6.5%	+7.1%

Optical and other products	99,100	201,100	232,900	434,000	100,058	205,374	218,433	423,807	−1.0%	−2.1%	+6.6%	+2.4%

Total	1,000,000	2,100,000	2,350,000	4,450,000	923,272	1,952,255	2,204,504	4,156,759	+8.3%	+7.6%	+6.6%	+7.1%

(P)=Projection
(2) Sales by region
(Millions of yen)

	2007 (P)				2006				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Japan	222,000	463,500	508,900	972,400	213,694	446,298	485,992	932,290	+3.9%	+3.9%	+4.7%	+4.3%

Overseas	778,000	1,636,500	1,841,100	3,477,600	709,578	1,505,957	1,718,512	3,224,469	+9.6%	+8.7%	+7.1%	+7.9%

Americas	297,600	634,400	710,800	1,345,200	285,067	594,473	689,173	1,283,646	+4.4%	+6.7%	+3.1%	+4.8%

Europe	326,600	694,200	751,400	1,445,600	281,621	610,943	703,362	1,314,305	+16.0%	+13.6%	+6.8%	+10.0%

Other areas	153,800	307,900	378,900	686,800	142,890	300,541	325,977	626,518	+7.6%	+2.4%	+16.2%	+9.6%

Total	1,000,000	2,100,000	2,350,000	4,450,000	923,272	1,952,255	2,204,504	4,156,759	+8.3%	+7.6%	+6.6%	+7.1%

(P)=Projection
*	With regard to projected net sales, due to the difficulty involved in providing detailed breakdowns by product within each region, beginning in fiscal 2007 Canon will only disclose projected net sales totals by product segment and by region.

- S2 -

Canon Inc.
3. SEGMENT INFORMATION BY PRODUCT (2006)
(Millions of yen)

	2006		2005		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Business machines
Unaffiliated customers	764,995	2,691,087	707,185	2,502,401	+8.2%	+7.5%
Intersegment	—	—	—	—	—	—

Total sales	764,995	2,691,087	707,185	2,502,401	+8.2%	+7.5%

Operating profit	165,565	599,229	150,196	542,028	+10.2%	+10.6%
% of sales	21.6%	22.3%	21.2%	21.7%	—	—
Cameras
Unaffiliated customers	346,439	1,041,865	296,874	879,186	+16.7%	+18.5%
Intersegment	—	—	—	—	—	—

Total sales	346,439	1,041,865	296,874	879,186	+16.7%	+18.5%

Operating profit	92,612	268,738	63,057	173,706	+46.9%	+54.7%
% of sales	26.7%	25.8%	21.2%	19.8%	—	—
Optical and other products
Unaffiliated customers	105,101	423,807	115,789	372,604	−9.2%	+13.7%
Intersegment	52,102	190,687	44,575	158,114	+16.9%	+20.6%

Total sales	157,203	614,494	160,364	530,718	−2.0%	+15.8%

Operating profit	3,921	41,475	8,553	38,820	−54.2%	+6.8%
% of sales	2.5%	6.7%	5.3%	7.3%	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	−52,102	−190,687	−44,575	−158,114	—	—

Total sales	−52,102	−190,687	−44,575	−158,114	—	—

Operating profit	−66,228	−202,409	−52,517	−171,511	—	—
Consolidated
Unaffiliated customers	1,216,535	4,156,759	1,119,848	3,754,191	+8.6%	+10.7%
Intersegment	—	—	—	—	—	—

Total sales	1,216,535	4,156,759	1,119,848	3,754,191	+8.6%	+10.7%

Operating profit	195,870	707,033	169,289	583,043	+15.7%	+21.3%
% of sales	16.1%	17.0%	15.1%	15.5%	—	—
4. OTHER INCOME / DEDUCTIONS (2006)
(Millions of yen)

	2006		2005		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	7,706	24,963	4,108	12,511	+3,598	+12,452
Forex gain / loss	−8,737	−25,804	−2,262	−3,710	−6,475	−22,094
Equity earnings / loss of affiliated companies	1,428	4,237	174	1,646	+1,254	+2,591
Other, net	1,505	8,714	1,650	18,514	−145	−9,800

Total	1,902	12,110	3,670	28,961	−1,768	−16,851

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2007/Projection)
(Millions of yen)

	2007 (P)				2006				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Business machines
Unaffiliated customers	690,200	1,402,700	1,497,500	2,900,200	631,153	1,286,596	1,404,491	2,691,087	+9.4%	+9.0%	+6.6%	+7.8%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	690,200	1,402,700	1,497,500	2,900,200	631,153	1,286,596	1,404,491	2,691,087	+9.4%	+9.0%	+6.6%	+7.8%

Operating profit	155,000	311,800	328,200	640,000	152,168	294,565	304,664	599,229	+1.9%	+5.9%	+7.7%	+6.8%
% of sales	22.5%	22.2%	21.9%	22.1%	24.1%	22.9%	21.7%	22.3%	—	—	—	—
Cameras
Unaffiliated customers	210,700	496,200	619,600	1,115,800	192,061	460,285	581,580	1,041,865	+9.7%	+7.8%	+6.5%	+7.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	210,700	496,200	619,600	1,115,800	192,061	460,285	581,580	1,041,865	+9.7%	+7.8%	+6.5%	+7.1%

Operating profit	54,500	125,500	162,300	287,800	44,039	108,736	160,002	268,738	+23.8%	+15.4%	+1.4%	+7.1%
% of sales	25.9%	25.3%	26.2%	25.8%	22.9%	23.6%	27.5%	25.8%	—	—	—	—
Optical and other products
Unaffiliated customers	99,100	201,100	232,900	434,000	100,058	205,374	218,433	423,807	−1.0%	−2.1%	+6.6%	+2.4%
Intersegment	44,000	92,900	105,800	198,700	41,397	88,706	101,981	190,687	+6.3%	+4.7%	+3.7%	+4.2%

Total sales	143,100	294,000	338,700	632,700	141,455	294,080	320,414	614,494	+1.2%	−0.0%	+5.7%	+3.0%

Operating profit	20,500	28,700	25,500	54,200	14,526	23,195	18,280	41,475	+41.1%	+23.7%	+39.5%	+30.7%
% of sales	14.3%	9.8%	7.5%	8.6%	10.3%	7.9%	5.7%	6.7%	—	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	−44,000	−92,900	−105,800	−198,700	−41,397	−88,706	−101,981	−190,687	—	—	—	—

Total sales	−44,000	−92,900	−105,800	−198,700	−41,397	−88,706	−101,981	−190,687	—	—	—	—

Operating profit	−45,000	−98,000	−119,000	−217,000	−40,598	−88,019	−114,390	−202,409	—	—	—	—
Consolidated
Unaffiliated customers	1,000,000	2,100,000	2,350,000	4,450,000	923,272	1,952,255	2,204,504	4,156,759	+8.3%	+7.6%	+6.6%	+7.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	1,000,000	2,100,000	2,350,000	4,450,000	923,272	1,952,255	2,204,504	4,156,759	+8.3%	+7.6%	+6.6%	+7.1%

Operating profit	185,000	368,000	397,000	765,000	170,135	338,477	368,556	707,033	+8.7%	+8.7%	+7.7%	+8.2%
% of sales	18.5%	17.5%	16.9%	17.2%	18.4%	17.3%	16.7%	17.0%	—	—	—	—
(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2007/Projection)
(Millions of yen)

	2007 (P)				2006				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Interest and dividend, net	6,200	13,500	13,500	27,000	4,607	10,518	14,445	24,963	+1,593	+2,982	−945	+2,037
Forex gain / loss	−8,300	−13,000	−11,300	−24,300	−8,084	−14,639	−11,165	−25,804	−216	+1,639	−135	+1,504
Equity earnings / loss of affiliated companies	1,400	2,900	2,800	5,700	1,541	2,094	2,143	4,237	−141	+806	+657	+1,463
Other, net	700	3,600	−2,000	1,600	1,392	4,595	4,119	8,714	−692	−995	−6,119	−7,114

Total	0	7,000	3,000	10,000	−544	2,568	9,542	12,110	+544	+4,432	−6,542	−2,110

(P)=Projection

- S4 -

Canon Inc.
7. SALES COMPOSITION BY PRODUCT

	2007 (P)				2006				2005
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year
Office imaging products
Monochrome copying machines	48%	48%	46%	47%	49%	53%	50%	52%	55%	56%
Color copying machines	34%	34%	36%	35%	34%	30%	32%	31%	29%	28%
Others	18%	18%	18%	18%	17%	17%	18%	17%	16%	16%

Computer peripherals
Laser beam printers	75%	74%	70%	72%	68%	75%	72%	73%	67%	71%
Inkjet printers	24%	25%	29%	27%	31%	24%	27%	26%	32%	27%
(includes inkjet MFPs) Others	1%	1%	1%	1%	1%	1%	1%	1%	1%	2%

Business information products
Personal computers	67%	66%	65%	66%	61%	66%	63%	64%	69%	69%
Others	33%	34%	35%	34%	39%	34%	37%	36%	31%	31%

Cameras
Film cameras / Lenses	17%	15%	15%	15%	14%	16%	15%	15%	15%	16%
Digital cameras	72%	74%	75%	75%	76%	74%	75%	75%	74%	72%
Video cameras	11%	11%	10%	10%	10%	10%	10%	10%	11%	12%
Optical and other products
Semiconductor production equipment	49%	47%	52%	50%	53%	52%	52%	52%	58%	64%
Others	51%	53%	48%	50%	47%	48%	48%	48%	42%	36%

(P)=Projection

*	Certain figures within the camera segment have been adjusted for fiscal year 2005 following a review of product categories.
8. SALES GROWTH IN LOCAL CURRENCY

	2007 (P)				2006
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year
Business machines
Japan	—	—	—	—	+4.6%	-0.9%	+3.1%	+1.1%
Overseas	—	—	—	—	+5.8%	+2.9%	+4.3%	+3.6%

Total	+7.2%	+7.2%	+8.1%	+7.7%	+5.5%	+1.9%	+4.0%	+3.0%

Cameras
Japan	—	—	—	—	+12.3%	+11.5%	+7.2%	+9.2%
Overseas	—	—	—	—	+13.1%	+15.5%	+12.6%	+13.8%

Total	+6.8%	+5.5%	+8.2%	+7.0%	+13.0%	+14.9%	+11.8%	+13.1%

Optical and other products
Japan	—	—	—	—	+24.9%	+48.9%	+50.5%	+49.8%
Overseas	—	—	—	—	−28.1%	−4.1%	−6.8%	−5.5%

Total	−1.5%	−2.6%	+7.0%	+2.4%	−10.2%	+11.7%	+11.6%	+11.7%

Total
Japan	+3.9%	+3.9%	+4.7%	+4.3%	+9.0%	+7.3%	+10.4%	+8.9%
Overseas	+6.9%	+6.3%	+9.0%	+7.8%	+5.0%	+5.3%	+5.7%	+5.5%
Americas	+4.4%	+6.4%	+5.8%	+6.1%	+9.7%	+5.5%	+7.5%	+6.6%
Europe	+9.1%	+8.4%	+7.9%	+8.1%	+5.2%	+5.1%	+3.7%	+4.3%
Other areas	+7.4%	+1.9%	+18.1%	+10.4%	−5.5%	+5.1%	+6.1%	+5.6%

Total	+6.2%	+5.8%	+8.1%	+7.0%	+5.9%	+5.7%	+6.7%	+6.3%

(P)=Projection

*	With regard to projected net sales, due to the difficulty involved in providing detailed breakdowns by product within each region, beginning in fiscal 2007 Canon will only disclose projected net sales totals by product segment and by region.

- S5 -

Canon Inc.
9. P&L SUMMARY (1st Quarter 2007/Projection)
(Millions of yen)

	2007 (P)	2006	Change
	1st quarter	1st quarter	year over year
Net sales	1,000,000	923,272	+8.3%
Operating profit	185,000	170,135	+8.7%
Income before income taxes and minority interests	185,000	169,591	+9.1%
Net income	120,000	108,269	+10.8%
(P)=Projection
10. PROFITABILITY

	2007 (P)	2006	2005
	Year	Year	Year
ROE	15.6%	16.3%	16.0%
ROA	10.5%	10.6%	10.1%
(P)=Projection

11. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates	(Yen)

	2007 (P)		2006		2005
	1st quarter	Year	4th quarter	Year	4th quarter	Year
Yen/US$	117.00	115.00	117.81	116.43	117.39	110.58
Yen/Euro	152.00	150.00	151.89	146.51	139.46	137.04
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2007 (P)		2006
	1st quarter	Year	4th quarter	Year
US$	+0.2	-22.3	-1.3	+67.8
Euro	+18.3	+25.8	+26.3	+65.9
Other currencies	+0.3	+0.6	+1.0	+5.0

Total	+18.8	+4.1	+26.0	+138.7

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2007 (P)
	1st quarter	Year
On sales
US$	3.5	15.5
Euro	1.6	7.6
On operating profit
US$	2.1	9.0
Euro	1.2	5.6
(P)=Projection

12. STATEMENTS OF CASH FLOWS
(Millions of yen)

	2007 (P)	2006		2005
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities
Net income	495,000	125,564	455,325	108,211	384,096
Depreciation and amortization	300,000	74,371	262,294	67,321	225,941
Other, net	-35,000	35,552	-22,378	61,483	-4,359
Total	760,000	235,487	695,241	237,015	605,678
Net cash used in investing activities	-495,000	-132,528	-460,805	-112,812	-401,141
Free cash flow	265,000	102,959	234,436	124,203	204,537
Net cash used in financing activities	-180,500	-1,621	-107,487	-18,924	-93,939
Effect of exchange rate changes on cash and cash equivalents	-25,000	29,800	23,724	-3,432	6,581
Net change in cash and cash equivalents	59,500	131,138	150,673	101,847	117,179
Cash and cash equivalents at end of period	1,215,100	1,155,626	1,155,626	1,004,953	1,004,953
(P)=Projection

- S6 -

Canon Inc.
13. R&D EXPENDITURE
(Millions of yen)

	2007 (P)	2006	2005
	Year	Year	Year
Business machines	—	113,770	117,219
Cameras	—	41,122	39,746
Optical and other products	—	153,415	129,511

Total	345,000	308,307	286,476

% of sales	7.8%	7.4%	7.6%
(P)=Projection
14. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION
(Millions of yen)

	2007 (P)	2006	2005
	Year	Year	Year
Capital expenditure
Business machines	—	154,259	201,887
Cameras	—	31,517	57,678
Optical and other products	—	36,272	15,955
Corporate and eliminations	—	157,609	108,264

Total	480,000	379,657	383,784

Depreciation and amortization
Business machines	—	127,873	123,037
Cameras	—	28,756	27,662
Optical and other products	—	37,018	28,011
Corporate and eliminations	—	68,647	47,231

Total	300,000	262,294	225,941

(P)=Projection
15. INVENTORIES
(1) Inventories
(Millions of yen)

	2006	2005
	Dec.31	Dec.31	Difference
Business machines	288,815	267,121	+21,694
Cameras	87,515	88,831	-1,316
Optical and other products	162,727	154,243	+8,484

Total	539,057	510,195	+28,862

(2) Inventories/Sales*
(Days)

	2006	2005
	Dec.31	Dec.31	Difference
Business machines	38	37	+1
Cameras	27	32	-5
Optical and other products	136	146	-10

Total	45	47	-2

*	Index based on the previous six months sales.
16. DEBT RATIO

	2006	2005
	Dec.31	Dec.31	Difference
Total debt / Total assets	0.7%	0.8%	-0.1%
17. OVERSEAS PRODUCTION RATIO

	2006	2005
	Year	Year
Overseas production ratio	39%	40%
18. NUMBER OF EMPLOYEES

	2006	2005
	Dec.31	Dec.31	Difference
Japan	50,753	48,637	+2,116
Overseas	67,746	66,946	+800

Total	118,499	115,583	+2,916

January 29, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[First section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Partial Amendment to Articles of Incorporation
Canon Inc. (the “Company”) announced today that, at the meeting of the Board of Directors held on January 29, 2007, the Company resolved to propose a “Partial Amendment to its Articles of Incorporation” at the Ordinary General Meeting of Shareholders for the 106th Business Term scheduled to be held on March 29, 2007, as described below.
1.	Reasons for Amendment
(1) In accordance with the enforcement of the “Corporation Law” (Law No. 86, 2005) as of May 1, 2006, the Company will amend the current Articles of Incorporation as follows:
(i)	In order to clarify the items which are deemed to be specified in the Articles of Incorporation in accordance with the enforcement of the Corporation Law (the establishment of Board of Directors, Corporate Auditors, Board of Corporate Auditors and Accounting Auditors, the issuance of share certificates representing issued shares, and the establishment of a manager of the Register of Shareholders), the Company will make such amendments as establishment of new provisions or revisions of provisions (proposed amendments of Article 4, Article 7 and Article 10).

(ii)	For the purpose of improving the efficiency of the management of less-than-one-unit shares, the Company will establish a new provision specifying the exercisable rights regarding less-than-one-unit shares (proposed amendment of Article 9).

(iii)	As for the exercise of voting rights by proxy, in order to clarify the number of proxies who may attend the general meeting of shareholders, the Company will stipulate it to be a single proxy (proposed amendment of Article 17).

(iv)	In order to improve the flexibility of operation of the Board of Directors, the Company will establish a new provision allowing resolutions of meetings of the Board of Directors in writing (proposed amendment of Article 25).

(v)	In addition to the above, the Company will make necessary amendments throughout the Articles of Incorporation, such as additions and deletions of provisions, revisions to wording and adjustments to the numbering of articles.
(2) With the aim of realizing the establishment of high-quality and effective infrastructure at the Canon Group companies, the Company plans to strengthen its capabilities to design and supervise construction works for the buildings of the Canon Group companies. Therefore, the Company believes it beneficial to set up a registered architect’s office composed of the Company’s qualified staff, and will accordingly make the necessary amendment to its business objects (proposed amendment of Article 2).
2.	Substance of Amendment
The substance of the amendment is as shown in the attached document.
3.	Schedule of Amendment
Date of the general meeting of shareholders for the amendment to the Articles of Incorporation: March 29, 2007 (scheduled)
Date when the amendment to the Article of Incorporation comes into effect: March 29, 2007 (scheduled)
Note: Certain minor or typographical changes made to the original Japanese Articles of Incorporation are not reflected in this English translation. The underlined parts do not always correspond to the amended parts in the original Japanese Articles of Incorporation.

(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment

Chapter I. General Provisions	Chapter I. General Provisions

Trade Name	Trade Name
Article 1. The Company shall be called CANON KABUSHIKI KAISHA, which shall be indicated in English as CANON INC.	Article 1. The Company shall be called CANON KABUSHIKI KAISHA, which shall be indicated in English as CANON INC.

Objects	Objects
Article 2. The objects of the Company shall be to engage in the following business:	Article 2. The objects of the Company shall be to engage in the following business:

(1) Manufacture and sale of optical machineries and instruments of various kinds.	(1)	}	(Same as present text)
(2) Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.	(2)
(3) Manufacture and sale of precision machineries and instruments of various kinds.	(3)
(4) Manufacture and sale of medical machineries and instruments of various kinds.	(4)
(5) Manufacture and sale of general machineries, instruments and equipments of various kinds.	(5)
(6) Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.	(6)
(7) Production and sale of software products.	(7)
(8) Manufacture and sale of pharmaceutical products.	(8)
(9) Telecommunications business, and information service business such as	(9)

information processing service business, information providing service business, information providing
(10) Contracting for telecommunications works, electrical works and machinery and equipment installation works.	(10) } (Same as present text)
(11) Sale, purchase and leasing of real properties and contracting for architectural works.	(11) Sale, purchase, leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.
(12) Manpower providing business, property leasing business and travel business.	(12) }	(Same as present text)
(13) Business relative to investigation, analysis of the environment and purification process of soil, water, etc.	(13)
(14) Any and all business relative to each of the preceding items.	(14)

Location of Head Office	Location of Head Office
Article 3. The Company shall have its head office in Ohta-ku, Tokyo.	Article 3. The Company shall have its head office in Ohta-ku, Tokyo.

Corporate Organizations
(New)	Article 4. The Company shall have the following corporate organizations as well as a general meeting of shareholders and Directors:
(1) Board of Directors;
(2) Corporate Auditors;
(3) Board of Corporate Auditors; and
(4) Accounting Auditors.

Method of Giving Public Notice	Method of Giving Public Notice
Article 4. The public notice of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	Article 5. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares	Chapter II. Shares

Total Number of Shares	Number of Shares Issuable
Article 5. The total number of shares to be issued by the Company shall be 3,000,000,000 shares.	Article 6. The number of shares issuable by the Company shall be 3,000,000,000 shares.

Issuance of Share Certificates
(New)	Article 7. The Company shall issue share certificates representing issued shares.

Number of Shares to Constitute One Unit	Number of Shares Constituting One Unit
Article 6. One hundred (100) shares of the Company shall constitute one unit of shares.	Article 8. Number of shares constituting one unit of the Company shall be one hundred (100) shares.

2. The Company will not issue stock certificates as to shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.
     2. Notwithstanding the preceding article, the Company will not issue share certificates for shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.

     3. Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

     3. Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

Rights Regarding Less-than-one-unit Shares
(New)	Article 9. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:
(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and
(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 3 of the preceding article.

Transfer Agent	Manager of the Register of Shareholders
Article 7. The Company shall have a transfer agent with respect to its shares.	Article 10. The Company shall have a manager of the register of shareholders.

2. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.	2. The manager of the register of shareholders and its place of handling business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.

     3. The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) and the register of loss of share certificates shall be kept at the transfer agent’s place of handling business and the business relating to shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such

     3. The preparation and keeping of the register of shareholders (including the beneficial owners list; hereinafter the same shall apply), the register of stock acquisition rights and the register of loss of share certificates of the Company, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be registration or indication, delivery of share certificates, acceptance of notification, registration of loss of share certificates, purchase and sale of less-than-one-unit shares, etc. shall be caused to be handled by the transfer agent and shall not be handled by the Company.
delegated to the manager of the register of shareholders and shall not be handled by the Company.

Regulations for Handling of Shares	Regulations for Handling of Shares

     Article 8. The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, registration of loss of stock certificates, purchase and sale of less-than-one-unit shares and other procedures and fees relating to shares shall be governed by the regulations for handling of shares to be established by the Board of Directors.
Article 11. Handling business and handling fees relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.

Record Date

     Article 9. The Company shall regard the shareholders (including the beneficial owners; hereinafter the same shall apply) entitled to vote and written or recorded in the register of shareholders as of the last day of each business year as the shareholders who are entitled to exercise the right as shareholders at the ordinary general meeting of shareholders for such business year.
(Deleted)

2. In addition to the preceding paragraph, the Company may, whenever the needs arise, regard the shareholders or registered pledgees written or recorded in the register of shareholders as of a certain date as shareholders or pledgees who are entitled to exercise the right thereof, by giving public notice thereof in advance.

Acquisition of the Company’s Own Shares	Acquisition of the Company’s Own Shares
Article 10. Pursuant to the provision of paragraph 1, item (2) of Article 211-3 of the Commercial Code, the Company may purchase the Company’s own shares by a resolution of the Board of Directors.
     Article 12. Pursuant to the provision of paragraph 2, Article 165 of the Corporation Law, the Company may acquire the Company’s own shares by means of market transaction, etc. by resolution of the Board of Directors.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

Convocation	Convocation
Article 11. The ordinary general meeting of shareholders shall be convened in March each year and the extraordinary general meeting of shareholders shall be convened whenever needs arise.	Article 13. The ordinary general meeting of shareholders shall be convened in March each year and the extraordinary general meeting of shareholders shall be convened whenever necessary.

     2. Unless otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the Chairman-and-Director or the President-and-Director in accordance with the resolution of the Board of Directors.

     2. Unless otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the Chairman-and-Director or the President-and-Director in accordance with a resolution of the Board of Directors.

3. If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened by another Representative Director in	3. If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened by another Director in

accordance with the order prescribed in advance by the Board of Directors.	accordance with the order prescribed in advance by the Board of Directors.

Record Date for Ordinary General Meeting of Shareholders
(New)
     Article 14 The Company shall regard the shareholders entitled to vote and written or recorded in the final register of shareholders as of the last day of each business year as the shareholders who are entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such business year.

Chairmanship	Chairmanship
Article 12. The chairmanship of a general meeting of shareholders shall be assumed by the Chairman-and-Director or the President-and-Director.	Article 15. The chairmanship of a general meeting of shareholders shall be assumed by the Chairman-and-Director or the President-and-Director.

     2. If the Chairman-and-Director and the President-and-Director are unable to act, such chairmanship shall be assumed by another Director in accordance with the order prescribed in advance by the Board of Directors.

     2. If the Chairman-and-Director and the President-and-Director are unable to act, such chairmanship shall be assumed by another Director in accordance with the order prescribed in advance by the Board of Directors.

Method of Adopting Resolutions	Method of Adopting Resolutions

     Article 13. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at the meeting.

     Article 16. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders entitled to exercise voting rights who are present at the meeting.

     2. As to the resolutions under Article 343 of the Commercial Code, they shall be adopted by the vote of two-third or more of the voting rights at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.

     2. As to the resolutions under paragraph 2, Article 309 of the Corporation Law, they shall be adopted by a vote of two-thirds or more of the voting rights at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights at the general meeting of shareholders are present.

Exercise of Voting Rights by Proxy	Exercise of Voting Rights by Proxy
Article 14. Shareholders may exercise their votes by proxy. Provided, however, that such proxy shall be a shareholder of the Company entitled to vote.	Article 17. Shareholders may exercise their votes by proxy. Provided, however, that such proxy shall be a single shareholder of the Company entitled to vote.

Chapter IV. Director and Board of Directors	Chapter IV. Director and Board of Directors

Number	Number
Article 15. The Company shall have thirty (30) Directors or less.	Article 18. The Company shall have thirty (30) Directors or less.

Method of Election
     Article 16. The Directors shall be elected at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.

Method of Election
     Article 19. The Directors shall be elected by resolution of a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights are present.

2. The election of Directors shall not be made by cumulative voting.	2. The election of Directors shall not be made by cumulative voting.

Term of Office	Term of Office

Article 17. The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within one (1) year after their assumption of office.	Article 20. The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the business year ending within one (1) year after their election.

     2. The term of office of the Director elected by reason of increase in number or in order to fill the vacancy shall expire with the expiration of the remaining term of office of the other Directors presently in office.
(Deleted)

Representative Directors	Representative Directors
Article 18. Directors to represent the Company shall be elected by resolution of the Board of Directors.	Article 21. Directors to represent the Company shall be selected by resolution of the Board of Directors.

Directors with Specific Titles	Directors with Specific Titles
Article 19. By resolution of the Board of Directors, the Company shall have a Chairman-and-Director, a President-and-Director and other Directors with specific titles.	Article 22. By resolution of the Board of Directors, the Company shall select a Chairman-and-Director, a President-and-Director and other Directors with specific titles.

Convening and Presiding of the Board of Directors	Convening and Presiding of the Board of Directors
Article 20. Unless otherwise provided by laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman-and-Director or the President-and-Director.	Article 23. Unless otherwise provided by laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman-and-Director or the President-and-Director.

     2. If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened and presided over by another Director in accordance with the order prescribed in advance by the Board of Directors.

     2. If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened and presided over by another Director in accordance with the order prescribed in advance by the Board of Directors.

     3. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

     3. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Board of Directors	Board of Directors

     Article 21. The Board of Directors shall be composed of the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decision on the execution of important business of the Company.

     Article 24. The Board of Directors shall be organized by all the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decisions on the execution of important business of the Company.

2. The Corporate Auditors of the Company are required to attend the Board meetings and express their opinions when they deem it necessary.	2. The Corporate Auditors of the Company are required to attend the Board meetings and express their opinions when they deem it necessary.

Omission of Resolution of Board of Directors
(New)	Article 25. The Company shall deem that a resolution of the Board of Directors is adopted when it meets the requirements provided in Article 370 of the Corporation Law.

Regulations of the Board of Directors	Regulations of the Board of Directors

     Article 22. The procedure for convening a meeting of the Board of Directors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these Articles

     Article 26. The procedure for convening a meeting of the Board of Directors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these

of Incorporation, by the Regulations of the Board of Directors to be established by the Board of Directors.	Articles of Incorporation, by the Regulations of the Board of Directors to be established by the Board of Directors.

Remuneration Article 23. The remuneration of Directors shall be determined by resolution of a general meeting of shareholders.
Remuneration, etc.
     Article 27. The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of the duties (hereinafter “Remuneration, etc.”) of the Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditor and Board of Corporate Auditors	Chapter V. Corporate Auditor and Board of Corporate Auditors

Number Article 24. The Company shall have five (5) Corporate Auditors or less.	Number Article 28. The Company shall have five (5) Corporate Auditors or less.

Method of Election
     Article 25. The Corporate Auditors shall be elected at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.

Method of Election
     Article 29. The Corporate Auditors shall be elected by resolution of a general meeting of shareholders where shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights are present.

Term of Office
     Article 26. The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within four (4) years after their assumption of office.

Term of Office
     Article 30. The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the last business year ending within four (4) years after their election.

2. The term of office of the Corporate Auditor elected to fill the vacancy	2. The term of office of a Corporate Auditor elected to fill a vacancy shall

shall expire with the expiration of the remaining term of office of the retired Corporate Auditor.	expire with the expiration of the remaining term of office of the retired Corporate Auditor.

Full-Time Corporate Auditors Article 27. The Corporate Auditors shall elect a full-time Corporate Auditor or Auditors by mutual votes.	Full-Time Corporate Auditors Article 31. The Board of Corporate Auditors shall select from among the Corporate Auditors a full-time Corporate Auditor or Auditors.

Convening of the Board of Corporate Auditors
     Article 28. Notice of convocation of a meeting of the Board of Corporate Auditors shall be despatched to each Corporate Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Convening of the Board of Corporate Auditors
     Article 32. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Board of Corporate Auditors
     Article 29. The Board of Corporate Auditors shall be composed of all the Corporate Auditors and, in addition to the matters provided by laws, shall make decision on the matters relating to the execution of the duties of the Corporate Auditors except to the extent that such decisions might impair any of the power of the Corporate Auditors.

Board of Corporate Auditors
     Article 33. The Board of Corporate Auditors shall be organized by all the Corporate Auditors and, in addition to the matters provided by laws, shall make decisions on matters relating to the execution of the duties of the Corporate Auditors except to the extent that such decisions might impair any of the power of the Corporate Auditors.

Regulations of the Board of Corporate Auditors
     Article 30. The procedure for convening a meeting of the Board of Corporate Auditors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by

Regulations of the Board of Corporate Auditors
     Article 34. The procedure for convening a meeting of the Board of Corporate Auditors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by

these articles of Incorporation, by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.	these Articles of Incorporation, by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.

Remuneration Article 31. The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Remuneration, etc. Article 35. The Remuneration, etc. of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounting	Chapter VI. Accounting

Business year
     Article 32. The business year of the Company shall be from January 1 to December 31 each year, and the settlement of accounts of the Company shall be made at the end of the business year.
Business Year Article 36. The business year of the Company shall be from January 1 to December 31 each year.

Dividends of profits
     Article 33. Dividends of profits shall be paid to the shareholders or registered pledgees written or recorded in the register of shareholders as of the last day of each business year.

Dividends from Surplus
     Article 37. The Company shall pay year-end dividends to the shareholders or registered pledgees written or recorded in the final register of shareholders as of the last day of each business year.

(New)
   2. By resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledges written or recorded in the final register of shareholders as of June 30 each year.

Interim dividends Article 34. By resolution of the	(Deleted)

Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledges written or recorded in the register of shareholders as of June 30 each year.

January 29, 2007

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [First section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka Senior Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Canon Inc. to Delist Shares from the Frankfurt Stock Exchange
At the Board of Directors meeting held on January 29, 2007 Canon Inc. (the Company) resolved to submit an application to the Frankfurt Stock Exchange for the delisting of the Company’s shares (depository receipts) as follows.
1.	Reason for delisting

Trading volume of the Company’s shares (depository receipts) on the Frankfurt Stock Exchange has been low. Therefore, the Company believes that this delisting would cause little inconvenience to shareholders and investors, and has decided to submit an application to delist its shares from the above-mentioned stock exchange.

2.	Stock exchanges on which the Company will continue to list its shares
In Japan:	Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Sapporo Securities Exchange, and Fukuoka Stock Exchange

Overseas:	New York Stock Exchange
3.	Schedule

Application for the delisting of the Company’s shares will be submitted to the Frankfurt Stock Exchange in February 2007. The Company expects to complete delisting procedures in June 2007.